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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       DIGITAL TRANSMISSION SYSTEMS, INC.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   25387N 10 9
                                   -----------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)

                  [X]     Rule 13d-1(c)

                  [ ]     Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


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CUSIP No. 25387N 10 9

1.       Name of Reporting Person and I.R.S. Identification Number:

         Finova Mezzanine Capital Inc., successor in interest to Sirrom Capital Corporation - Taxpayer I.D. No. 62-1648441

2.       Check the Appropriate Row if a Member of a Group:
         (A)      N/A
         (B)      N/A

3.       SEC Use Only:

4.       Citizenship or Place of Organization:

         Tennessee

Number of Shares Beneficially Owned by each Reporting Person With:

5.       Sole Voting Power - 1,314,333

6.       Shared Voting Power - 0

7.       Sole Dispositive Power - 1,314,333

8.       Shared Dispositive Power - 0

9.       Aggregate Amount Beneficially Owned by each Reporting Person:

         The reporting person owns 1,314,333 shares of Series A Convertible Preferred Stock of the Issuer. The shares of Series A Convertible Preferred Stock are convertible into 1,314,333 shares of common stock of the Issuer, representing beneficial ownership of 11.4% of the common stock, as calculated under Rule 13d-3.

10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
         N/A

11.      Percent of Class Represented by Amount in Row 9:   11.4%

12.      Type of Reporting Persons: CO


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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 AMENDMENT NO. 1

ITEM 1.

         (A)      NAME OF ISSUER:
                  Digital Transmission Systems, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  3000 Northwoods Parkway
                  Building 330
                  Norcross, GA 30071

ITEM 2.

         (A)      NAME OF PERSON FILING:
                  Finova Mezzanine Capital Inc., successor in interest to Sirrom Capital Corporation

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  500 Church Street
                  Suite 200
                  Nashville, TN 37219

         (C)      CITIZENSHIP/STATE OF ORGANIZATION:
                  Tennessee

         (D)      TITLE OF CLASS OF SECURITIES:
                  Common stock, par value $0.01 per share

         (E)      CUSIP NUMBER:
                  25387N 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13(d)-1(b), or 13(d)-2(b) or (c), Check whether the Person filing is a:
                  N/A


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ITEM 4.           OWNERSHIP:

         (A)      Amount Beneficially Owned: 1,314,333 shares

         (B)      Percent of Class: 11.4%

         (C)      Number of Shares as to Which such Person has:

                  (i)      Sole power to vote or direct the vote:  1,314,333

                  (ii)     Shared power to vote or direct the vote:    0

                  (iii)    Sole power to dispose or direct the disposition of:
                           1,314,333

                  (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                  N/A

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:
                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSONS: N/A

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:
                  N/A

ITEM 10           CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


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                                   SIGNATURE:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   February 14, 2001            FINOVA MEZZANINE CAPITAL INC.

                                          By: /s/ Philip S. Clark
                                              ---------------------------
                                          Name: Philip S. Clark
                                          Title: Vice President -- Group Counsel